Via Facsimile and U.S. Mail
Mail Stop 4720

February 25, 2010

Mr. Robert H. Benmosche
President and Chief Executive Officer
American International Group, Inc.
70 Pine Street
New York, New York 10270

**Re: American International Group, Inc.
          Form 10-Q for the Fiscal Quarter Ended September 30, 2009
          File No. 001-8787**

Dear Mr. Benmosche:

We have completed our review of your Form 10-Q and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief